Exhibit 99.1

Okeanis Eco Tankers Corp. - Mandatory notification of trade

ATHENS, GREECE, December 15, 2023 – Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), has been notified of the following transactions:

Aristidis Alafouzos, Chief Executive Officer of the Company, purchased 15,000 shares of the Company on OSE at a price of NOK 252.41 per share on December 13, 2023 and 15,000 shares of the Company on OSE at a price of NOK 252.75 per share on December 14, 2023. Following the transactions, Aristidis Alafouzos beneficially owns a total number of 79,800 shares in the Company.

Primary Insider notification is enclosed.

Contacts

Company Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

This information is subject to the disclosure requirements pursuant to Regulation EU 596/2014 (MAR) article 19 number 3 and the Norwegian Securities Trading Act section 5-12.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.